Exhibit (c)(i)

Buenos Aires, 16 August 2016

Grupo Inversor Petroquímica S.L.

WST S.A.

PCTLX.C.

City of Buenos Aires

Argentina

Re.: Reasonableness Opinion

Dear Sirs,

We are writing to you in our capacity as independent Financial Advisors retained by Grupo Inversor Petroquimica S.L. (members of the GIP Group, led by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein Group) (collectively, the "Offerors") to issue a professional opinion ("Reasonableness Opinion") on reasonableness, from the economic-financial viewpoint, of the price offered by the Offerors to minority shareholders of Transportadora de Gas del Sur S.A. ("TGS" or the "Company"), in the framework of a Public Tender Offer (the "PTO") that was notified by the Buyers to TGS and the National Securities Commission (the "CNV") on 27 July 2016 and is pending approval by the CNV. The aforementioned PTO, following approval by the CNV, shall be made by the Offerors to acquire shares representing 24.5% of the Company's share capital and votes.

In furtherance of our commission, Quantum Finanzas S.A, ("Quantum") prepared the Valuation Report (the "Report") attached hereto as Annex 1.

1.	Background

On 19 July 2016, Pampa Energía S.A. ("Pampa") informed the CNV that on 18 July 2016 an agreement had been executed with Grupo Inversor Petroquimica S.L., WST S.A. and PCT L.L.C. for sale of the TGS shares and rights (the "Transaction") indirectly held by Pampa.

The base price for the Transaction, as reported in the relevant communication of 19 July 2016, was agreed in USD 241 million, subject to adjustments. The acquisition involved the acquisition of shares and rights representing 50% of share capital and votes of Compañía de Inversiones de Energía S.A. ("CIESA"). CIESA owns shares and rights representing 51% of TGS share capital and voting rights. Consequently, the Transaction involved the indirect acquisition of an interest representing 25.5% of TGS capital stock.

TGS stock amounts to 794,495,283 shares. Accordingly, the Transaction represented an implicit TGS share price of USD 1.1895 which, by application of the ARS/USD exchange rate at the time of the Transaction1, resulted in a price of AR$ 18.02 per share.

On 27 July 2016, the Offerors notified the CNV of their intention to hold a PTO in respect of common shares representing 24.5% of the Company's share capital and voting rights at a price of AR$ 18.2 per share, subject to certain conditions specified in the publications made by the Offerors in the media. The price offered is over and above the price of the Transaction.

1 Source: Bloomberg

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Communications and discussions with the Offerors do not indicate the intention to proceed to delisting of TGS shares that are not acquired through the PTO.

2.	Scope

Quantum issues this Reasonableness Opinion based on its professional experience, applying the best practices on the subject and on the basis of the criteria and methods established in CNV General Resolution No.622/13, Chapter II, Title III, Section I, Article 5, to wit:

1.	Discounted cash flow;

2.	Multiples of comparable companies;

3.	Average market value of shares over 6 months; and

4.	Equity value of shares.

After obtaining the value at 26 July 2016 through each of the proposed methods, the result was weighted to obtain the price of the TGS shares. CNV regulations establish that the valuation criteria stated above should be taken into account jointly or separately, without specifying a specific weighting. Weighting applied in this case is based on the applicable criteria according to our professional valuation experience, the methods usually used by financial advisors and/or banks to make valuations and give investment recommendations, as well as the lack of representativeness and difficulties that, in our opinion, certain proposed valuation methods have.

Valuation by Discounted Cash Flow

Among the methods employed, we consider that Discounted Cash Flow ("DCF") is the most appropriate method to estimate the potential value of shares. This method, universally used to estimate the value of assets or going concerns, allows to incorporate into the analysis the value of all the elements related to the business and the operation, as well as the risks and possible improvements that could affect the going concern.

•	Accordingly, it is allocated the highest weighting: 80%.

In order to perform valuation by the DCF method, Company projections were made under certain hypotheses and assumptions that are specified in Annex 1. For this purpose, we relied on available public information as well as certain analyses and projections by third parties (the "Information"), including the following:

•	Annual report and audited financial statements of TGS for the 2013, 2014, 2015 and 2016 fiscal years

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•	Quarterly audited financial statements of TGS for the 2015 and 2016 fiscal years (including the year ended on 30 June 2016)

•	Form 20-F ("20-F") filed by TGS with the Securities and Exchange Commission for the 2015 fiscal year

•	Data for listed sector companies obtained from Bloomberg

•	Analysis relating to TGS, local and foreign comparable companies and outlook of future business for the sector concerned by investment banks and/or financial brokers

•	Macroeconomic projections obtained from Latin Focus Consensus Forecast

•	Other information on regulatory and market matters obtained from public sources

Valuation by multiples of comparable companies

Another method commonly used by valuation specialists as well as financial analysts and investors is the method of multiples of comparable companies. This method is frequently applied in more developed stock markets (USA and Europe) where, given the significant number of companies that list their shares on public markets, there are usually several direct comparable companies (similar companies as to turnover, market capitalization, capital structure and cost, margins, regulatory environment, etc.).

In the case of Argentina, the number of listed companies is smaller and there is no direct comparable company in respect of the Company concerned. Therefore, it was decided to use other markets in the region, making adjustments in the multiples obtained from these markets - which are explained in Annex 1 - and then applying them to TGS.

On the other hand, in the present context of possible changes in the regulatory and rates framework of utility companies in Argentina, valuation multiples of this type of companies are expected to have high volatility.

•	Consequently, although it was considered desirable to incorporate and weight this method in the final valuation, it is allocated a lower weighting that DCF: 20%.

Average market value of shares over 6 months

We consider that the average market value of shares method is not representative of actual value of the Company as during the period of 6 months under consideration certain events in Argentina have altered the political, macroeconomic and business circumstances and, consequently, the value of the Company. In addition, the extent of the local secondary market for these shares is limited (an average of USD 60 mil/day).

•	Consequently, weighting this method in the valuation was not considered appropriate.

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Equity value of shares

The equity method does not take into account the ability to generate profits or expected capital appreciation or future cash generation of a going concern, as well as future risks and challenges. Further, and although it depends on the accounting regulations applicable in each specific country, there are situations in which the equity items of financial statements do not adequately reflect the market value of assets and liabilities. Specifically, in the case of Argentina, financial statements are recorded at historical value or acquisition cost. This method has strong constraints in the case of companies that have a significant portion of their assets represented by property, plant & equipment or fixed assets whose value has not been updated over time.

•	Consequently, weighting this method in the valuation was not considered appropriate.

3.	Results of Valuation

Below is a summary table with the range of values obtained by applying the two valuation methods to which we assign a non-zero weighting and the resulting weighted values:

Summary Valuations (as at 26 July 2016)
Valuation Method	Weighting	MinimumValue (AR$/share)	MaximumValue (AR$/share)
1. Discounted Cash Flow	80.0%	16.8	19.3
2. Multiples of comparable companies	20.0%	17.4	18.7
Weighted price per share		17.0	19.2

4.	Reasonableness Opinion

Based on the above considerations and the breakdown of calculations and assumptions set out in Annex 1, Quantum considers that, from the economic and financial point of view, the price per share offered by the Offerors under the PTO (AR$ 18.2) is reasonable.

We expressly place on record that in preparation of the Report and the Reasonableness Opinion we have had no contact or meetings with the management or the Board of Directors of the Company. Quantum has not conducted any auditing tasks or independent verification of the Information, nor have we held meetings with the management of the Company for the purpose of clarification of the Information, or other due diligence activities specifically in respect of the Company. With regard to the operational and business aspects of the Company, we have based our opinion on the Information. If the Information has omitted relevant information or the same were erroneous, this Reasonableness Opinion would likewise be affected or modified.

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5.	Other Considerations

The Report and the Reasonableness Opinion have been prepared by Quantum and are addressed to the Offerors in the framework of a PTO regarding a significant portion of the shares of TGS that are listed on the market and in respect of which the same have requested authorization from the CNV.

The Reasonableness Opinion considered the relevant variables available to date and it is therefore effective as of the date hereof. Future changes in economic and/or business conditions can significantly affect the conclusions drawn, as well as the projections made. We assume no responsibility for any changes that may occur after the date of the Reasonableness Opinion and their potential consequences. Quantum has no obligation or responsibility to update the Report, the Reasonableness Opinion and/or the results and/or conclusions due to events or circumstances that occur after the date of issue.

The services provided by Quantum are limited to issuance of the Reasonableness Opinion, including the Report.

Quantum has not conducted accounting or tax auditing activities, and has not conducted validation of any technical information published by TGS and/or other sources of information.

Quantum has no reason to believe that published facts and information in respect of TGS are not correct. As to potential litigation against TGS or contingencies, we have worked on the basis of the Financial Statements and 20-F, taking into account the specific considerations set forth in Annex 1.

The macroeconomic and microeconomic assumptions that have been used reflect the opinions of third parties and our own as stated in the Report. Such assumptions should not be used as forecasts as they are not predictions of future conditions but scenarios in which TGS can be reasonably expected to operate.

The projected cash flows have been prepared only for the purposes hereof.

This opinion assumes compliance by TGS with all applicable national, provincial and municipal laws, as well as with municipal rates and regulations and other public order regulations or measures or actions, unless otherwise stated.

Neither Quantum, nor its directors or employees, have a financial stake in TGS. Fees derived from issuance of the Reasonableness Opinion are not contingent on the contents thereof.

This opinion may not be published or discussed with third parties without Quantum's prior written authorization. Notwithstanding, Quantum authorizes the Offerors to inform hereof to the CNV, the Buenos Aires Stock Exchange ("BCBA") and/or other regulatory authorities.

In no case do Quantum or its directors or employees assume any liability to third parties for losses caused to TGS, its shareholders or third parties that may arise from this Reasonableness Opinion.

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This is an independent opinion within the framework of the PTO, in the understanding that the shareholders involved have the option to accept or reject such PTO and are not forced to make a decision. The Reasonableness Opinion is not a recommendation to the shareholders in respect of any decision that they may make in connection with the PTO and convenience or not of participating thereof. Any market investor considering accepting or rejecting the PTO should make his own independent evaluation and analysis.

Please, do not hesitate to contact us should you require further clarification or additional information.

Yours sincerely,

Juan Bruno - Director

Daniel Marx - Executive Director

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Annex 1 - Valuation Report

16 August 2016

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Annex 1 - Valuation Report

Valuation Summary
■	Quantum Finanzas (QF) considers that, from the economic-financial viewpoint, the PTO at AR$ 18.20 is reasonable on the basis of the criteria set out below and taking into account the considerations and scope of the Reasonableness Opinion:

PRICE OF TGS SHARES	METHOD & CONSIDERATIONS
[See p. 2 of the original document] PTO price: AR$ 18.20 per share

1. DISCOUNTED CASH FLOW (DCF)

• 9-year business outlook

• Terminal Value based on: (i) Projection of the Regulated Business until conclusion of the concession (2027 + 10-year extension) and repayment of assets pursuant to the concession agreement, and (ii) Non-Regulated Business by the perpetuity method (2% nominal growth rate)

• Discount rate (WACC): 9.31%

2. MULTIPLES OF LISTED COMPARABLE COMPANIES

• Multiple of Enterprise Value / EBITDA FY16 E for 7 comparable companies in LatAm and 3 in Argentina. The weighted average was used indicating market capitalization. Multiples obtained were then adjusted in order to reflect the higher relative risk of operating in Argentina vis-a-vis other LatAm countries.

3. MARKET PRICE

• Average price for TGS shares over the 6-month period prior to (i) 18 July 2016 (date when change in control was announced) is AR$ 18.16, and (ii) AR$ 18.39 at 26 July 2016 (PTO was announced on 27 July before the markets opened).

4. EQUITY VALUE

• Shareholders' Equity as at 30 June 2016 as per balance sheet submitted by the Company. Price per share: AR$ 2.41

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Annex 1 - Valuation Report

Valuation Summary (Contd.)
■	Quantum performed a valuation of TGS share capital as at 26 July 2016 based on its professional experience, applying the best practices on the subject and on the basis of the criteria and methods established in CNV General Resolution No.622/13, Chapter II, Title III, Section I, Article 5.

■	CNV regulations establish that the valuation criteria should be taken into account jointly or separately, without specifying a specific weighting. Weighting applied in this case is based on the applicable criteria according to our professional valuation experience, the methods usually used by financial advisors and/or banks to make valuations and give investment recommendations, as well as the lack of representativeness and difficulties that, in our opinion, certain proposed valuation methods have.

■	Below is a summary table with the range of values obtained by applying the 2 valuation methods to which we assign a non-zero weighting and the resulting weighted values:

Summary Valuations (as at 26 July 2016)
Valuation Method	Weighting	Minimum Value (AR$/share)	Maximum Value (AR$/share)
1. Discounted Cash Flow	80.0%	16.8	19.3
2. Multiples of comparable companies	20.0%	17.4	18.7
Weighted price per share		17.0	19.2

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Annex 1 - Valuation Report

Valuation by DCF - Introduction
■	The purpose of DCF is to estimate the present value or price of a going concern, incorporating all inherent factors that affect such estimation such as cash flows over time, liabilities and the cost incurred in supporting the same, and a terminal value, among others. This is based on the principle of ''time value of money" that states that the value of money today is usually higher than going forward as it can be invested and generate interest that will result in a higher amount in the future.

■	In order to obtain a valuation by DCF, the current or present value of cash flows that TGS would generate prior to satisfying payments related to the capital structure was estimated. The balance of TGS net financial debt was then deducted from the Enterprise Value to obtain the value of capital stock and, consequently, the value of shares.

■	Valuation by DCF was calculated as at 26 July 2016. Therefore, estimated cash flows for each year are discounted as at such date using a market rate that takes into account enterprise risk, financial risk, time value, Argentine risk perception by the market and other risks given the specific characteristics of the industry in which the Company conducts business.

■	Consolidated projections of TGS operations were performed, including projection of revenue, costs, margins and investments for each business line (regulated business, non-regulated liquids business and other non-regulated services). Economic-financial projections have been prepared in current pesos for the period between 1 January 2016 and 31 December 2024. A terminal value is then estimated to obtain the anticipated fraction of value to be generated after such period, on the basis of the following assumptions: (i) operation of the Regulated Business until conclusion of the concession and repayment of assets as provided under current regulations (2037), and (ii) the perpetuity method was used for the Non-Regulated Business taking into account a nominal growth rate in US dollars of 2%, consistent with long-term dollar inflation levels.

■	Estimates of revenue and expenses in pesos are then converted to dollars at the average exchange rate estimated for each year. In the case of assets items, the exchange rate at close of the period is used in conversion. After obtaining values in dollars, the nominal dollar discount rate is used to calculate the current or present value of Company cash flows. Lastly, the dollar value obtained is converted again to pesos using the applicable exchange rate on the date of Valuation.

■	Among the methods employed, we consider that DCF is the most appropriate method to estimate the potential value of shares. This method, universally used to estimate the value of assets or going concerns, allows to incorporate into the analysis the value all the elements related to the business and the operation, as well as the risks and possible improvements that could affect the going concern. Accordingly, it is allocated the highest weighting: 80%

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Annex 1 - Valuation Report

1. Valuation by DCF - Main Assumptions

Macroeconomic Assumptions

■	Macroeconomic projections published in July 2016 by Latin Focus Consensus forecast for Latin America were used.

[See chart on p. 5 of the original document]

Source: Prepared by QF on the basis of LatinFocus Consensus Forecast Report of July 2016

■	The premises concerned are consistent with a macroeconomic "normalization" scenario, with sustained GDP growth and a drop in inflation levels.

■	The valuation also assumes a gradual "normalization" scenario for the energy sector, with expectations of increased investment associated with a prices and rates restructuring process that is anticipated to result in gradual increase in hydrocarbons production in the medium term, as well as general improvement in the sector's infrastructure (generation, processing, transport and distribution).

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Annex 1 - Valuation Report

1. Valuation by DCF - Main Assumptions (Contd.)

	Regulated Business	Transport

• This includes the 200.1% increase in rates in pesos vis-a-vis the price in force in late 2015 and which was granted in April 2016. However, as the increase was frozen by the Courts (which situation continues at the time of this report), we estimate impact will have effect on 8 of the 12 months of 2016. As to subsequent years, rates growth is estimated to be in line with inflation forecasts, as part of the Comprehensive Rates Review (CRR) expected to take place in the coming months.

• A 0.5% annual increase in transport capacity was taken into account, from 84 MM3/day to close to 88 MM3/day in 2024 (assuming a constant firm contracted volume/total transport capacity ratio).

Revenue	Non-Regulated Business	Liquids

• A drop of around 5% in sales volume is estimated for 2016, in line with figures reported by TGS for the first semester, and modest growth starting in 2017. Use of processing capacity of the Complejo Cerri Complex is assumed to gradually increase from 67% in 2016 to 73% in 2024.

• A drop in prices of around 10% in USD for sales of liquids is estimated for 2016, in line with figures for the first semester of this year. We estimate that prices for liquids will then follow evolution of international WTI prices, on the basis of the WTI NYMEX futures curve.

		Services & Other	• Growth in sales is estimated in line with evolution of inflation and the projected GDP variation.

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 Annex 1 - Valuation Report

1. Valuation by DCF - Main Assumptions (Contd.)

	COGS	Natural Gas Purchases	• For 2016, the average annual price for gas purchased by TGS is estimated in USD 4.3 / MBTU. • For subsequent years, the projected price is USD 5.5 / MBTU in 4 years and to remain stable.
		Personnel Costs	• Personnel costs are estimated to stay in line with the inflation forecast during the first 5 years and then to remain stable as a percentage of sales.
		Equipment Maintenance	• The projection is 3.9% of value of equipment per year, in line with the 2012-2015 average.
Expenses		Taxes & Insurance	• The projection is 1.7% of total sales per year, in line with the 2012-2015 average.
		Other Exploitation Costs	• Growth in line with the inflation forecast is projected.
	G&A	Personnel Expenses	• Personnel expenses are estimated to grow in line with the inflation forecast during the first 5 years and then to remain stable as a percentage of sales.
		Taxes & Insurance	• For 2016, the effect of the cut in withholdings to exports of liquids was included and then growth was estimated to be in line with the inflation forecast. For subsequent years, evolution was projected in the same proportion as evolution in sales.
		Other Expenses	• The projection is 0.7% of total sales per year, in line with the 2012-2015 average.

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Annex 1 - Valuation Report

1. Valuation by DCF - Main Assumptions (Contd.)

Other assumptions	CAPEX

• An investment of AR$ 743.5 million is estimated for 2016, in line with the figures for the first 6 months of this year and the committed investment between April 2016 and March 2017 (AR$ 795 million) in the framework of the authorized increase in rates.

• Growth in investment is estimated up to a stable value of USD 70 million per year after 2018.

• Average CAPEX/Sales ratio is about 11% in 2016-2019. The CAPEX/Sales ratio is then assumed to rally around 10%.

	Turnover Tax	• A35% rate was applied to the entire projection, charging tax losses available at close of 2015.
Working Capital

• Gradual repayment of advances from clients in connection with transport system expansion works for certain clients is projected.

• Other Working Capital accounts (accounts receivable, accounts payable and inventory accounts) are projected to be stable and in line with historical behavior. Increased immobilization of Working Capital is projected for 2017, in line with the projected increase in sales on account of greater revenue from the Regulated Business.

Contingencies

• The valuation does not take into account potential negative effects derived from resolution of the following:

i. Petition for arbitration by Pan American Energy LLC and Pan American Sur S.A.. The Company has reported that the petition for arbitration was rejected by TGS as, in the opinion of counsel, it lacks sufficient grounds. No provision is recorded in the financial statements in this regard.

ii. Court action pending in connection with the Charge for Importation of Natural Gas. It is assumed that this matter will be resolved in the framework of the CRR to be held in the coming months.

• The valuation does not take into account potential positive effects derived from the Arbitration Proceeding brought in due course by Enron before the ICSID and which rights were acquired by TGS. It is believed that this matter will also be resolved in the framework of the CRR.

• If any of these matters failed to be resolved as stated, this may have a significant impact on the value of TGS.

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Annex 1 - Valuation Report

1. Valuation by DCF - Projections

[Charts on p. 9 of the original document:]

Sales and EBITDA (AR$ M) Sales - EBITDA - Margin Source: Prepared by QF	Sales and EBITDA (USD M) Sales - EBITDA - Margin Source: Prepared by QF	Sales per Business Unit (USD M) Non-Regulated Services Sales Non-Regulated Liquids Sales Regulated Sector Sales Source: Prepared by QF
Sales and EBITDA Regulated Business (AR$ M) Sales - EBITDA - Margin Source: Prepared by QF	Sales and EBITDA Non-Regulated Business - Liquids (USD M) Sales - EBITDA - Margin Source: Prepared by QF	Sales and EBITDA Non-Regulated Business - Services (USD M) Sales - EBITDA - Margin Source: Prepared by QF

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1. Valuation by DCF - Projections (Contd.)
[Charts on p. 10 of the original document]
Total Costs (USD M)	Capex (AR$ M and USD M, as applicable)
G&A - Exploitation Costs - Gas Purchase - Total	Capex - Capex / Sales
Source: Prepared by QF	Source: Prepared by QF

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Annex 1 - Valuation Report

1. Valuation by DCF - Projections (Contd.)

TGS - CASH FLOW
Million USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P

Net Revenue Variation %	456.0 -14.0%	461.5 1.2%	544.9 18.1%	580.1 6.4%	604.9 4.3%	619.6 2.4%	629.4 1.6%	641.5 1.9%	653.0 1.8%	663.2 1.6%
Gross Margin	185.2	197.1	254.5	269.8	278.1	282.7	285.8	290.6	295.0	298.0
% of revenue	40.6%	42.7%	46.7%	46.5%	46.0%	45.6%	45.4%	45.3%	45.2%	44.9%

Overhead Costs & Expenses % of revenue	(46.7) 10.2%	(35.3) 7.6%	(38.9) 7.1%	(41.1) 7.1%	(42.5) 7.0%	(43.0) 6.9%	(43.6) 6.9%	(44.5) 6.9%	(45.3) 6.9%	(46.0) 6.9%
EBITDA	138.5	161.8	215.6	228.7	235.6	239.8	242.2	246.2	249.7	252.1
EBITDA Margin %	30.4%	35.1%	39.6%	39.4%	38.9%	38.7%	38.5%	38.4%	38.2%	38.0%

Income Tax Capex Working Capital Variations	12.3 (43.0) (61.8)	(31.0) (50.0) (7.2)	(69.3) (60.0) (11.5)	(73.7) (70.0) 2.0	(75.6) (70.0) (3.0)	(76.6) (70.0) (2.9)	(76.9) (70.0) (2.2)	(77.6) (70.0) (2.1)	(78.3) (70.0) (2.0)	(78.6) (70.0) 0.2
Company Cash Flow	46.0	73.7	74.9	87.0	87.0	90.3	93.1	96.4	99.4	103.7

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1. Valuation by DCF - Projections (Contd.)

TGS - EBITDA MARGINS in USD
Million USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P

SALES	456.0	461.5	544.9	580.1	604.9	619.6	629.4	641.5	653.0	663.2

EBITDA	138.5	161.8	215.6	228.7	235.6	239.8	242.2	246.2	249.7	252.1
as % of sales	30.4%	35.1%	39.6%	39.4%	38.9%	38.7%	38.5%	38.4%	38.2%	38.0%

Regulated Business Sales	109.4	159.2	213.5	225.0	232.6	232.8	230.1	231.3	232.4	233.6
EBITDA Regulated Business	21.4	77.4	126.6	133.5	137.9	137.3	132.9	131.8	130.9	130.2
Margin	19.6%	48.6%	59.3%	59.3%	59.3%	59.0%	57.7%	57.0%	56.3%	55.8%

Non-Regulated Business Sales - Liquids	313.7	269.7	297.9	320.5	336.6	349.9	361.1	370.8	379.8	387.4
EBITDA Non-Regulated Business - Liquids	93.5	71.6	76.4	82.6	84.7	88.5	94.4	98.7	102.3	104.4
Margin	29.8%	26.6%	25.6%	25.8%	25.2%	25.3%	26.2%	26.6%	26.9%	26.9%

Non-Regulated Business Sales - Services	32.9	32.6	33.5	34.5	35.7	36.9	38.1	39.4	40.8	42.2
EBITDA Non-Regulated Business - Services	16.3	12.9	12.7	12.6	13.0	14.0	14.9	15.6	16.5	17.4
Margin	49.6%	39.5%	37.9%	36.6%	36.5%	38.1%	39.0%	39.7%	40.4%	41.3%

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1. Valuation by DCF - Summary & Sensitivities

VALUATION
Million USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P
Sales	456	461	545	580	605	620	629	641	653	663
EBITDA	139	162	216	229	236	240	242	246	250	252
Income Tax	12	(31)	(69)	(74)	(76)	(77)	(77)	(78)	(78)	(79)
CAPEX	(43)	(50)	(60)	(70)	(70)	(70)	(70)	(70)	(70)	(70)
Working Capital Variation	[62]	(7)	(11)	2	(3)	(3)	(2)	(2)	(2)	0
Company Cash Flow	46	74	75	87	87	90	93	96	99	104
Terminal Value nominal % 2.0%										1,174
Company Cash Flow with Terminal Value	46	74	75	87	87	90	93	96	99	1,278

Calculation of Terminal Value	Value (USD M)

Annual FCF in 2024	104
Of which

Regulated Business FCF (52% of EBITDA)	54
Non-Regulated Business FCF (48% of EBITDA)	50

Present Value (2024) of Regulated Business Flows	440
Present Value (2024) of Regulated Business Assets	49
Regulated Business TV - 2024	489

Non-Regulated Business TV - 2024	685

TV TGS	1,174

Present Value of Terminal Value (as at 26 July 2016)	554

Summary of Valuation	Value (USD M)

WACC	9.31%

Present Value of Cash Flows	544
Present Value of Terminal Value	554
Enterprise Value	1,098

Financial Debt	(224)
Cash & Equivalents	81
Net Financial Debt	(143)

Value of Capital Stock	955

Total Shares Issued (000)	794,495

Price per share (USD)	1.20

Exchange Rate (Bloomberg, 7/26)	14.95

Price per share (AR$)	18.0

Sensitivity Analysis (AR$ per share)

	Terminal Growth of Non-Regulated Business
		1.50%	1.75%	2.00%	2.25%	2.50%
	10.31%	15.9	16.0	16.1	16.3	16.5
WACC	9.81%	16.7	16.8	17.0	17.2	17.4
	9.31%	17.6	17.8	18.0	18.2	18.4
	8.81%	18.6	18.8	19.0	19.3	19.6
	8.31%	19.7	20.0	20.2	20.6	20.9

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1. Valuation by Discounted Cash Flow - WACC Calculation
■	Cost of equity:

•	We have used the Capital Asset Pricing Model (CAPM) method, commonly used to determine the cost of equity. Calculation of the discount rate in the CAPM model results from adding up 3 terms:

a) Risk-free Rate (Rf)	• Estimated cost of equity for these projects stands at 13.45% per year as follows:
+
b) Business-related Risk	Risk-free Rate	Rf	1.96%	Average UST10y last 12 months (7/25/2016)
(Rm - Rf) x ßbusiness	Equity Premium	Rm - Rf	6.18%	Equity Risk Premium v. T-Bonds 1928-2015 Damodoran
+	TGS Beta	bbus	1.03	Equity Beta TGSU2 AR Equity
c) Country/Region Risk	Argentina Country Risk	Rs	5.11%	EMBI + Arg 12 months
(Rs)
	KeTGS		13.46%
Rc: Rf + (Rm - Rf) x ßbusiness + Rs

■	Cost of debt:

•	As the maturity date of TGS main indebtedness is shorter than the projection, the YPF 2024 Bond rate (equal to 7.53 plus a 100 bps spread on account of higher relative risk) was used as reference to estimate the cost of debt:

KdTGS	8.53%	YPF 2024 Yield + 100 bps
Tax Rate	35%
KdTGS	5.54%

■	Weighted Average Cost of Equity (WACC):

•	WACC weights the cost of equity (Ke) and the cost of debt (Kd) after taxes (t) on the basis of the debt (D) / equity (E) ratio:	Net TGS Debt Debt / (Debt + Equity)	143 52.4%	As per consolidated balance sheet as at 6/30/2016 As per consolidated balance sheet as at 6/30/2016
		TGS WACC	9.31%
WACC = Ke x E / (E+D) +Kd x (1+t) x D / (E+D)

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 Annex 1 - Valuation Report

2. Valuation by Multiples of Comparable Listed Companies - Introduction

■	Another method commonly used is the method of comparable companies based on valuation of similar companies that list their shares on stock markets. It is possible to obtain a valuation of TGS by reviewing their market value and the valuation multiples derived from listed prices.

■	This method is frequently applied in more developed stock markets (USA and Europe) where, given the significant number of companies that list their shares on public markets, there are usually several direct comparable companies (similar companies as to turnover, market capitalization, capital structure and cost, margins, regulatory environment, etc.).

■	In the case of Argentina, the number of listed companies is smaller and there is no direct comparable company in respect of the Company concerned. Therefore, it was decided to use other markets in the region, making adjustments in the multiples obtained from these markets and then applying them to TGS.

•	A group of comparable companies (7 LatAm and 3 local companies) was identified and the multiple of reference applied was Enterprise Value / EBITDA.

■	In the present context of possible changes in the regulatory and rates framework of utility companies in Argentina, valuation multiples of this type of companies are expected to have high volatility.

•	Consequently, although it was considered desirable to incorporate and weight this method in the final valuation, it is allocated a lower weighting that DCF: 20%.

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Annex 1 - Valuation Report

2. Valuation by Multiples of Comparable Listed Companies

Valuation by Comparable Companies	Market Capitalization	Sales	EBITDA	EV/EBITDA
	USD M	2016E	2016E	2015	2016E
Latin America - Integrated - Utilities
Enersis	8,613	8,910	2,939	7.5x	4.4x
Compañía Paranaense de Energía	2,293	4,014	726	4.6x	5.8x
CEMIG	3,467	5,661	1,018	4.3x	7.2x
CPFL Energía	7,006	5,846	1,196	9.5x	10.6x
Energías do Brasil	2,756	2,898	635	4.1x	7.2x
Electropaulo	633	3,753	251	4.8x	5.8
Colbun	4,398	1,483	683	9.5x	8.5x
Subtotal Weighted Average by Market Capitalization				7.3x	7.2x
Local Utilities
Pampa Energía	1,821	1,382	396	5.6x	5.5x
Edenor	776	924	139	na	6.0x
Transener	213	165	47	10.6x	5.9x
Subtotal Weighted Average by Market Capitalization				6.1x	5.7x
(1) = Total Weighted Average by Market Capitalization				5.1x	7.1x
(2) = Multiple adjusted by country risk			Applicable Discount 14.43%		6.1x

Source: Prepared by QF on the basis of information available at Bloomberg as at 26 July 2016

•	Multiples correspond mainly to companies that conduct activities in countries that, in general, have lower risk than Argentina. The same must be adjusted to reflect a higher relative risk. Consequently:

1.	TGS value was estimated by DCF using the WACC described in the valuation

2.	A new WACC was estimated ad hoc were "country risk" was the weighted average of risk for the different Latin American countries where comparable companies operate. Average country risk was 2.69% (v. 5.1% used for Argentina) and the result for this ad hoc WACC is 8.16% (v. 9.31% calculated for TGS)

3.	Value of the Company was estimated by DCF using the ad hoc WACC and the result was a higher valuation. Therefore, the valuation obtained using the WACC for Argentina is 14.4% lower than the valuation obtained using the ad hoc WACC.

4.	This adjustment percentage was used to reduce the multiples of comparable companies, with a 6.1 x EV / EBITDA multiple applicable to TGS.

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Annex 1 - Valuation Report

2. Valuation by Multiples of Comparable Listed Companies (Contd.)

·	Average EBITDA for 2016 and 2017 is used as the basis for TGS given that, due to the projected effects of rate adjustments on the valuation by DCF, a significant increase in EBITDA is anticipated for the 2017 fiscal year vis-a-vis 2016. Accordingly, the present value of EBITDA 2017 is estimated and the average value of both (2016 and 2017) is calculated.

Summary of Valuation by Comparable Companies		Value (USD M)
EBITDA 2016 E	(USDM)	162
Present Value EBITDA 2017 E	(USDM)	197
Estimated Average EBITDA 2016/17	(USDM)	180
EV/EBITDA Multiple Adjusted by Country Risk	(USDM)	6.1x
Enterprise Value	(USDM)	1.104
Financial Debt (as at 30 June 2016)	(USDM)	(224)
Cash & Equivalents	(USDM)	81
Net Financial Debt (as at 30 June 2016)	(USDM)	(143)

Equity Value	(USDM)	960.8
Total Issued Shares	(in 000's)	794,495
Price per Share (USD)	(USD)	1.21
Exchange Rate (as at 26 July 2016)	(ARS/USD)	14.95
Price per Share (AR$)	(ARS)	18.1

•	A sensitivity analysis was then performed to determine a range of values with this method. In this case, sensitivity is set as a discount 20% greater and 20% lower than the 14.4% adjustment applied to the multiple.

Sensitivity Analysis

Applicable Discount	+20%	Base	-20%
	17.3%	14.4%	11.5%

Adjusted Multiple	6.0x	6.1x	6.3x

Value per Share (AR$/share)	17.4	18.1	18.7

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Annex 1 - Valuation Report

3. Market Value of Company Shares

■	We consider that this method is not representative of actual value of the Company as during the period of 6 months under consideration certain events in Argentina have altered the political, macroeconomic and business circumstances and, consequently, the value of the Company. In addition, the extent of the local secondary market for these shares is limited (an average of USD 60 mil/day).

■	Consequently, weighting this method in the valuation was not considered appropriate.

[See chart on p. 18 of the original document:]

[Left axis:] Share Price: AR$/Share

Average price until:

(i)	Announcement of change in control (18 July 2016): 18.16

(ii)	Announcement of PTO (*) (27 July 2016): 18.39

Daily Trading Volume (right axis)

Evolution Price of TGS Shares

2016 average price = 18.02 - 2016 average trading volume = USD 61.0 m

2015 average price = 12.14 - 2015 average trading volume = USD 85.6 m

2014 average price = 6.32 - 2014 average trading volume = USD 58.2 m

2013 average price = 3.32 - 2013 average trading volume = USD 25.0 m

Source: Prepared by QF on the basis of information available at Bloomberg as at 26 July 2016

(*) The PTO was announced on 27July 2016 before the markets opened. Consequently, the average was calculated using prices up to the preceding day.

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Annex 1 - Valuation Report

3. Market Value of Company Shares (Contd.)

Evolution of Share Price (AR$)
Date	Price	Date	Price	Date	Price	Date	Price
Jan/19/16	14.15	Mar/07/16	18.40	Apr/22/16	18.90	June/08/16	17.60
Jan/20/16	14.00	Mar/08/16	18.60	Apr/25/16	18.80	June/09/16	17.85
Jan/21/16	14.45	Mar/09/16	18.60	Apr/26/16	18.85	June/10/16	17.90
Jan/22/16	15.70	Mar/10/16	18.25	Apr/27/16	18.80	June/13/16	17.60
Jan/25/16	15.40	Mar/11/16	18.25	Apr/28/16	18.00	June/14/16	17.90
Jan/26/16	15.80	Mar/14/16	17.60	Apr/29/16	18.00	June/15/16	17.75
Jan/27/16	16.00	Mar/15/16	16.55	May/02/16	17.70	June/16/16	17.70
Jan/28/16	16.00	Mar/16/16	17.50	May/03/16	18.00	June/21/16	18.30
Jan/29/16	17.00	Mar/17/16	18.00	May/04/16	18.50	June/22/16	18.80
Feb/01/16	16.80	Mar/18/16	18.05	May/05/16	18.10	June/23/16	19.35
Feb/02/16	16.70	Mar/21/16	17.35	May/06/16	18.00	June/24/16	18.90
Feb/03/16	16.25	Mar/22/16	17.25	May/09/16	18.30	June/27/16	18.70
Feb/04/16	17.05	Mar/23/16	17.10	May/10/16	18.25	June/28/16	19.25
Feb/05/16	17.70	Mar/28/16	16.60	May/11/16	18.10	June/29/16	20.00
Feb/10/16	17.45	Mar/29/16	17.20	May/12/16	17.55	June/30/16	19.90
Feb/11/16	17.25	Mar/30/16	17.20	May/13/16	17.30	July/01/16	20.70
Feb/12/16	17.35	Mar/31/16	17.30	May/16/16	17.80	July/04/16	21.40
Feb/15/16	17.10	Apr/01/16	18.35	May/17/16	17.25	July/05/16	20.70
Feb/16/16	17.00	Apr/04/16	18.95	May/18/16	17.10	July/06/16	20.40
Feb/17/16	18.50	Apr/05/16	19.65	May/19/16	16.85	July/07/16	19.50
Feb/18/16	18.50	Apr/06/16	18.90	May/20/16	17.00	July/11/16	19.70
Feb/19/16	18.15	Apr/07/16	18.75	May/23/16	16.80	July/12/16	19.50
Feb/22/16	19.30	Apr/08/16	19.00	May/24/16	16.60	July/13/16	19.00
Feb/23/16	19.20	Apr/11/16	19.00	May/26/16	17.00	July/14/16	19.15
Feb/24/16	19.60	Apr/12/16	19.10	May/27/16	17.40	July/15/16	19.45
Feb/25/16	20.50	Apr/13/16	18.90	May/30/16	17.20	July/18/16	19.45
Feb/26/16	21.20	Apr/14/16	18.85	May/31/16	18.00	July/19/16	19.70
Feb/29/16	21.00	Apr/15/16	18.50	June/01/16	17.80	July/20/16	19.90
Mar/01/16	21.00	Apr/18/16	18.50	June/02/16	17.70	July/21/16	19.30
Mar/02/16	20.50	Apr/19/16	19.40	June/03/16	17.60	July/22/16	19.80
Mar/03/16	19.40	Apr/20/16	19.50	June/06/16	17.50	July/25/16	19.30
Mar/04/16	19.20	Apr/21/16	19.60	June/07/16	17.85	July/26/16	19.80

Source: Bloomberg

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Annex 1 - Valuation Report

4. Equity Value of Shares

■	This method assumes that the value of an enterprise is obtained from entries in the financial statements at a given time. The value results from dividing shareholders' equity by the number of shares issued.

■	This method does not take into account future cash generation ability of a going concern. Further, and although it depends on the accounting regulations applicable in each specific country, there are situations in which the equity items of financial statements may not necessarily reflect the reality of a business. Specifically, in the case of Argentina, equity items are not adjusted for inflation and are recorded at historical value or acquisition cost.

■	Consequently, we consider that the value obtained by application of this method is, in general, unrepresentative of the real value of an asset or enterprise. This is specifically more evident in the case of companies that have a significant portion of their assets represented by property, plant & equipment or fixed assets whose value has not been updated over time.

■	For reference purposes and in accordance with CNV guidelines, the value of TGS shares by application of this method on the basis of the Balance Sheet as at 30 June 2016 is presented below:

■	Consequently, weighting this method in the valuation was not considered appropriate.

Equity Value of Shares
As at 30 June 2016 - in AR$

Shareholders' Equity (AR$ Million)	1,913.1

Number of Shares Issued (Million)	794.5

Book Value of each Share	2.41

26